Filed via Edgar

February 11, 2009

Mr. Larry Spirgil

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	MAC-GRAY Corporation
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 14, 2008
File No. 1-13495

Dear Mr. Spirgil:

This letter is submitted on behalf of Mac-Gray Corporation (“Mac-Gray” or the “Company”) in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) as set forth in your letter to the Company dated January 28, 2009.  For your convenience the Staff’s comments and the Company’s responses thereto are set forth sequentially below.

Form 10-K for the Fiscal Year Ended December 31, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 18

Fiscal year ended December 31, 2007 compared to fiscal year ended December 31, 2006, page 20

Income from operations, page 22

1.                                       We note in your response to comment one that you state the items you are excluding items in the non-GAAP measures that would not continue to impact the company’s financial results and you provide two specific instances in which management uses these measures.  Your disclosure needs to be expanded to include this information as well as full consideration of the other factors listed in Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measurers, Question 8, found at the following link http://www.sec.gove/dividions/corpfin/faqs/nongaapfaq.htm.  Please advise us and provide us with a draft of your revised disclosure.

We also noted that the income from operations, as adjusted, in page 28 excludes non-cash compensation in 2006, while that same measure for 2006 on page 23 does not exclude that amount.  The use of non-GAAP measures should be consistent and comparative.  Please advise us as to why these are different and confirm that in future filings your measures will be consistent and comparative.

Response:

In response to the Staff’s comment as it relates to our non-GAAP measures, the Company will expand the disclosure on the appropriate pages of its amended Form 10-K for the fiscal year ended December 31, 2007 to include the following:

“Our presentation of Income from operations as adjusted and Net income as adjusted includes two items, “Loss on extinguishment of debt” and “(Gain) Loss related to derivative instruments,” which occur in each of the years ended December 31, 2005 and 2006 and 2006 and 2007, respectively.   Each of these items resulted from separate and distinct refinancings of our senior credit facility in 2005 and 2006 and is not related to the performance of the Company’s business.  The loss on early extinguishment of debt in 2005 and 2006 reflects only the unamortized cost of the prior bank financing which had been allocated to banks which did not participate in the replacement financing agreement. Because these items were triggered by refinancings of the Company’s senior credit facility and the Company does not currently expect further refinancings of the facility prior to its maturity in 2011, management believes that the impact of these items on the Company’s financial results will not continue. The (gain) loss related to derivative instruments is the consequence of interest rate swaps which had previously qualified for hedge accounting no longer qualifying for such treatment as a result of refinancing our credit facility. As hedged instruments, the change in mark to market was recorded in Other Comprehensive Income and not in the income statement.  Including the fluctuation in the fair value of the derivative instruments in the reconciliation of income to income as adjusted allows for a more consistent comparison of the operating results of the Company.  The fair value of the derivatives is ultimately zero at the time of settlement thus over the life of the derivative instruments the net impact to the Company’s operating results will be zero as any income or loss recorded in prior periods will be reversed in subsequent periods.”

In response to the Staff’s comment on consistent reporting of non-GAAP measures, the Company adopted FAS 123(R) on January 1, 2006. In order to present comparable information with 2005, the income from operations as adjusted for 2006 as presented on page 28 excluded non-cash compensation. The income from operations as adjusted as presented on page 23 is a comparison of 2006 and 2007.  Since both of these years were subject to FAS 123(R) it was not necessary to adjust for non-cash compensation.  Future filings will encompass only the years subsequent to the adoption of FAS 123(R) and will be consistently presented.

Item 9A.  Controls and Procedures, page 40

2.                                       We note your response to comment three.  In your amended Form 10-K for the fiscal year ended December 31, 2007, please disclose your explanation of why management continues to conclude that disclosure controls and procedures were effective at year-end.

Response:

The Company will disclose in its amended Form 10-K for the fiscal year ended December 31, 2007 an explanation of why management continues to conclude that the Company’s disclosure controls and procedures where effective at year-end.

Notes to the Consolidated Financial Statements

Significant Accounting Policies, page F-10

3.                                       We note in your response to comment four you state each account in the equipment portfolio is monitored for actual net cash collections per machine per month and those procedures are performed to determine if there is a triggering event.  You also note in the draft disclosure that if a triggering event has occurred, the carrying value of the fixed asset portfolio is assessed using current and future undiscounted cash flows over the remaining life of the contracts and any expected renewals.  However it is your policy to consider the cash flows of the company contracts in determining whether those contract rights are impaired.  Please advise us as to what cash flows you are using in each analysis.  And if they are the same why that is appropriate given they are used to support the value of two different assets.

Response:

The cash flows used to assess recoverability of our long-lived assets varies by asset type.  For our fixed assets (primarily washing machines and dryers) we define the asset group to be a location, for which there is generally one contract associated with that location.  In order to assess recoverability of the asset group we compare the carrying value of the fixed assets for that location to the current and future undiscounted cash flows of the assets, taking into consideration the length of the contract for that location, any expected renewals as well as giving consideration to whether or not those assets could be redeployed to another location. With regard to our 15 and 20 year contract rights we define the asset group to be the market for which the portfolio of contracts was acquired.  Recoverability for each contract right is assessed by comparing the carrying value of the right to the current and future undiscounted cash flows for the contracts in the market that the right covers, taking into consideration the length of the contracts for that market and any expected renewals.  While this is our policy for testing recoverability for our long-lived assets it should be noted that for the fiscal year ended December 31, 2007 the company did not identify a triggering event that would have required an assessment of recoverability.

In order to clarify our policy with regard to our assessment of impairment for our long-lived assets we will include the revised disclosure below in future filings.

Impairment of Long-Lived Assets.    The Company reviews long-lived assets, including fixed assets (primarily washing machines and dryers) and intangible assets with definite lives (primarily laundry facilities management contract rights (“contract rights”)) for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate.

We define the asset group for our fixed assets to be a location for which there is generally one contract associated with that location.  Triggering events that could indicate the carrying value of the asset group is not fully recoverable include changes in the current use of the equipment, environmental regulations and technological advancements.

If a triggering event occurs, in order to assess recoverability, we compare the carrying value of the fixed assets for that location to the current and future undiscounted cash flows of the assets, taking into consideration the remaining useful life of the assets, the length of the contract for that location, any expected renewals as well as giving consideration to whether or not those assets could be redeployed to another location.  If it is determined that the carrying value of the asset group is not recoverable, the Company would write down the asset by the amount by which the carrying value exceeds fair value.

We define the asset group for our contract rights to be the market for which the portfolio of contracts was acquired.  Triggering events that could indicate the carrying value of the contract right is not fully recoverable include the loss of significant customers, changes to the business economics and changes in the Company’s business strategy.  We also utilize our annual assessment of the useful lives of the contract rights to identify triggering events.  For contract rights assigned a 15-year amortization period this assessment consists of comparing the current number of machines under contract and the current cash flow of all the Company’s contracts in the market where the contract right was acquired to the original number of machines acquired and the cash flow as predicted by the Company at the time of the acquisition.  For contract rights assigned a 20-year amortization period the useful life assessment consists primarily of comparing the actual retention rate of the contracts in the market where the contract right was acquired to the retention rate predicted by the company at the time of acquisition.  A triggering event is deemed to have occurred if the number of machines, current cash flows or actual retention rate is less than the amounts that were predicted at acquisition.

If a triggering event occurs, in order to assess recoverability, we compare the carrying value of the contract right to the current and future undiscounted cash flows for the contracts in the market where the contract right was acquired, taking into consideration the length of the contracts for that market and any expected renewals.  If it is determined that the carrying value of the contract right is not recoverable, the Company would write down the asset by the amount by which the carrying value exceeds fair value.

The Company tests its goodwill at least annually for impairment by reporting unit. The goodwill impairment review consists of a two-step process of first assessing the fair value and comparing to the carrying value. If this fair value exceeds the carrying value, no further analysis or goodwill impairment charge is required. If the fair value is below the carrying value, the Company would proceed to the next step, which is to measure the amount of the impairment loss. The impairment loss is measured as the difference between the carrying value and implied fair value of goodwill. Any such impairment loss would be recognized in the Company’s results of operations in the period the impairment loss arose.

 The Company also evaluates its trade name annually for impairment. If the trademark is still actively used by the Company and continues to be a recognized brand in the industry, there is deemed to be no impairment.

If you have any questions regarding this letter or require any further additional information, please do not hesitate to contact me at (781) 487-7600.

Sincerely,

/s/ Michael J. Shea

Michael J. Shea
Chief Financial Officer